Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
Suite 1230, 777 Hornby Street
Vancouver, British Columbia
V6Z 1S4

Item 2.	Date of Material Change

July 3, 2012

Item 3.	News Release

The Company’s news release dated July 3, 2012, was disseminated by Marketwire, Incorporated on July 3, 2012.

Item 4.	Summary of Material Change

The Company announced its preliminary fourth quarter and annual operational and financial results for its Molejon gold mine, located in Panama.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Fifer, Executive Chairman of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated July 3, 2012

PETAQUILLA MINERALS LTD.

Per: /s/ Richard Fifer
Richard Fifer
Executive Chairman

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Announces Preliminary Fourth Quarter and Annual Results of Fiscal 2012

Vancouver, BC – July 3, 2012: Further to its webcast of last Wednesday, Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announces its preliminary fourth quarter and annual operational and financial results for its Molejon gold mine, located in Panama. Currency is reported in United States dollars unless otherwise indicated.

Molejon Mine Preliminary Operational and Financial Highlights

	Fourth Quarter	FY 2012
FY 2012
Gold Production	17,725 ounces	68,002 ounces
Gold Equivalent Production	18,122 ounces	69,490 ounces
Gold Sold	15,181 ounces	61,259 ounces
Average Spot Gold Price	$1,636.00/oz	$1,644.00/oz
Gold Ounces Sold at Spot Price	11,476 ounces	47,564 ounces
Gold Ounces Delivered to Deutsche Bank	3,705 ounces	13,695 ounces
Total Gold Ounces Recognized as Revenue	15,181 ounces	61,259 ounces
Silver Production	20,897 ounces	73,032 ounces
Revenue	$22.8 million	$93.1 million

The Company’s cash position as at May 31, 2012, equaled $12 million. Cash cost per ounce of gold sold for both the fourth quarter of Fiscal 2012 and for the annual period ranges from $550 - $600 and is expected to remain unchanged for the present Fiscal 2013 period.

As part of the Company’s production growth strategy, which is targeting 250,000 – 300,000 gold ounces by 2015, Petaquilla is currently moving forward on both its Molejon plant expansion in Panama and plans for its Lomero-Poyatos mine in Andalusia, Spain. At Molejon, installation of a fourth ball mill, third thickener and second retained circuit is underway accompanied by the expansion of leach tanks no. 7 and no. 8 and of CIP tanks no. 7 and no. 8. The addition of the fourth ball mill is anticipated to enhance plant throughput at Molejon by 1,100 tonnes per day and increase production capacity by approximately 30%. In Spain, the Company has received all necessary authorizations to proceed with the re-opening of the Lomero-Poyatos mine and is working with the General Directorate of Mineral Resources on a timeline to initiate operations, which will initially focus on four components: drilling, dewatering of galleries, construction of a new ramp to access galleries, and construction of a water treatment plant to manage the underground water system.  The Company expects to commence drilling this month.

Also this month, the Company anticipates the completion of a new National Instrument 43-101 resources and reserves report on its Molejon and Botija Abajo concessions in Panama. In Fiscal 2013, the Company will also be focusing on updating Measured and Indicated resources at its Molejon, Botija Abajo, Palmilla and Oro del Norte properties.

With respect to the Company’s proposed spin out of its infrastructure division, the Company is presently finalizing the documentation for submission to shareholders to vote on the transaction. Following receipt of required regulatory approvals, the Company will proceed with establishing a date for the Special Meeting of Shareholders. Based on an updated timeline, a record date will likely be set for mid-July with the meeting to take place a month thereafter. Full details of the spin out transaction along with voting instructions will be provided to shareholders as at record date.

The Company wishes to remind shareholders that its webcast of June 27, 2012, will be available until July 27, 2012. Instructions to access the presentation provided by Mr. Richard Fifer, the Company’s Executive Chairman, have been provided in the Company’s news release dated June 25, 2012.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. In addition, the Company has acquired 100% of the Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

Disclaimer. This press release includes forward-looking statements. All statements, other than statements of historical fact, contained in this news release, including, but not limited to, statements regarding future financial results, market assumptions, the estimation of mineral resources and the realization of mineral resource estimates, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Petaquilla's control that would cause the actual results, performance or achievements of Petaquilla to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions, Petaquilla's present and future business strategies and the environment in which Petaquilla will operate in the future. Any forward-looking statements speak only as at the date of this document. Petaquilla expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in Petaquilla's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except to the extent required by applicable law. As a result of these factors, the events described in the forward-looking statements in this press release may not occur either partially or at all.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Executive Chairman

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.